FORM TH

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0425
Expires:	June 30, 2012
Estimated average burden hours per response.....	0.33

FORM TH
NOTIFICATION OF RELIANCE ON TEMPORARY HARDSHIP EXEMPTION

N-54C

Report, schedule or registration statement
to which the hardship exemption relates
(give period of report, if applicable)

814-00784

SEC file number(s) under which filing
made (Required, if assigned)

CIK of filer or subject company CIK, as applicable

Residential Income Properties, Inc.

Name of Filer or subject company, as applicable

Filed-by CIK (for subject company filings only)

Name of "filed-by" entity (for subject company filings only)

S-

(Series identifier(s) and names(s), if applicable; add more lines as needed)

C-

(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

Part I—Registrant Information

Full Name of Registrant Residential Income Properties, Inc.

Address of Principal Executive Office 2171 Monroe Avenue

Street and Number Suite 204

City, State and Zip Code; Country, if other than US Rochester, New York 14618

Part II—Information Relating to the Hardship

Furnish the following information:

1. A description of the nature and extent of the temporary technical difficulties experienced by the electronic filer in attempting to submit the document in electronic format.

2. A description of the extent to which the electronic filer has successfully submitted documents previously in electronic format with the same hardware and software, in test or required filings.

SEC 2348 (07-06)

3. A description of the burden and expense involved to employ alternative means to submit the electronic submission in a timely manner.

4. Any other reasons why an exemption is warranted.

Part III— Representation of Intent to Submit Confirming Electronic Copy

The filer shall include a representation that it shall cause to be filed a confirming electronic copy of the document filed in paper under cover of the Form TH and that its filing will be in accordance with Rule 201(b) of Regulation S-T (§232.201(b) of this chapter) and appropriately designated as a "confirming electronic copy" in accordance with the requirements of the EDGAR Filer Manual.

Part IV — Contact Person

Name and telephone number, and e-mail address of person to contact in regard to this filing under Form TH:

   Randolph S. Hudson   (585) 815-9250   rshudson@live.com

Name   Area Code Telephone No.   e-mail address

Part V — Signatures

RESIDENTIAL INCOME PROPERTIES, INC.

Name of Filer (if registrant, name as it appears in charter)

has caused this Form TH to be signed on its behalf by the undersigned, being duly authorized:

Date: November 6, 2011 By:

Randolph S. Hudson
Acting President, Chief Executive Officer

Instruction: This form may be signed by an executive officer of the registrant or by any other duly authorized representative.

GENERAL INSTRUCTIONS

1. Rule 201(a) of Regulation S-T (§232.201(a) of this chapter) requires electronic filer relying on a temporary hardship exemption to file this Form TH in addition to filing a paper copy of a document otherwise required to be filed in electronic format.

2. Four signed copies of this Form TH must accompany the paper format document being filed pursuant to Rule 201; filers must file under Form TH within one business day after the date upon which the filer was originally to file the document electronically.

3. Signatures to the paper format document being filed with Form TH may be in typed form rather than in manual format. See Rule 302 of Regulation S-T (§232.302 of this chapter). Filers must satisfy all other requirements relating to paper format filings, including number of copies to be filed.

FORM TH
NOTIFICATION OF RELIANCE ON
TEMPORARY HARDSHIP EXEMPTION

Exhibit "A"
EXPLANATION FOR RELIANCE ON
TEMPORARY HARDSHIP EXEMPTION

1. The description of the principal nature and extent of the
    temporary technical difficulty experienced by the electronic
    filer in attempting to submit the document in electronic
    format is that the Company does not have access to a com-
    puter on a regular basis, and, when the electronic filer
    is able to use the computer made available to it, the
    computer does not have, and the electronic filer is not
    permitted to download, the required software to transmit
    the filing over the EDGAR system.

2. The electronic filer was previously able to transmit its
    filings electronically; however, at that time, the electronic
    filer, either by itself or through one of its senior execu-
    tive officers, had access to modern computer equipment that
    had all of the EDGAR software installed.

3. The electronic filer cannot file the subject document
    without unreasonable effort or expense. Firstly, the
    electronic filer's password is out-of-date, and the filer's
    principal executive officer and sole director does not have
    the money required to notarize the application to obtain a
    new password (the passcode having been lost or not in the
    possession of said officer and director). Secondly, the
    filer and its principal executivce officer and director do
    not have the funds necessary to rent or otherwise use a
    computer that has installed on it the necessary EDGAR
    software.

    The electronic filer considers these factors as sufficient
for the Commission to grant the temporary exemption.

    The electronic filer will be able to cause an electronic
filing of the attached Form N-54C and this Form TH to be filed
electronically using the customary and required means on or
before December 31, 2011.